# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loar Holdings Inc., CIK 0002000178
CUSIP: 53947R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001464695

## Reporting persons
- GSO Capital Opportunities Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,802,527; shared voting power 0; sole dispositive power 6,802,527; shared dispositive power 0; aggregate amount beneficially owned 6,802,527 (7.3% of the class)
- Blackstone Private Credit Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 545,996; shared voting power 0; sole dispositive power 545,996; shared dispositive power 0; aggregate amount beneficially owned 545,996 (0.6% of the class)
- BCRED Twin Peaks LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 290,246; shared voting power 0; sole dispositive power 290,246; shared dispositive power 0; aggregate amount beneficially owned 290,246 (0.3% of the class)
- GSO Barre des Ecrins Master Fund SCSp: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 125,840; shared voting power 0; sole dispositive power 125,840; shared dispositive power 0; aggregate amount beneficially owned 125,840 (0.1% of the class)
- GSO Orchid Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- GSO Capital Opportunities Associates III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,802,527; shared voting power 0; sole dispositive power 6,802,527; shared dispositive power 0; aggregate amount beneficially owned 6,802,527 (7.3% of the class)
- GSO Holdings I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,802,527; shared voting power 0; sole dispositive power 6,802,527; shared dispositive power 0; aggregate amount beneficially owned 6,802,527 (7.3% of the class)
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 545,996; shared voting power 0; sole dispositive power 545,996; shared dispositive power 0; aggregate amount beneficially owned 545,996 (0.6% of the class)
- Blackstone Credit BDC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 545,996; shared voting power 0; sole dispositive power 545,996; shared dispositive power 0; aggregate amount beneficially owned 545,996 (0.6% of the class)
- Blackstone Alternative Credit Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 671,836; shared voting power 0; sole dispositive power 671,836; shared dispositive power 0; aggregate amount beneficially owned 671,836 (0.7% of the class)
- GSO Orchid Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- GSO Holdings III L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- Blackstone Europe Fund Management S.a r.l: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 125,840; shared voting power 0; sole dispositive power 125,840; shared dispositive power 0; aggregate amount beneficially owned 125,840 (0.1% of the class)
- GSO Advisor Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 671,836; shared voting power 0; sole dispositive power 671,836; shared dispositive power 0; aggregate amount beneficially owned 671,836 (0.7% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,474,363; shared voting power 0; sole dispositive power 7,474,363; shared dispositive power 0; aggregate amount beneficially owned 7,474,363 (8% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,474,363; shared voting power 0; sole dispositive power 7,474,363; shared dispositive power 0; aggregate amount beneficially owned 7,474,363 (8% of the class)
- Blackstone Holdings IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- Blackstone Holdings IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- Blackstone Holdings IV GP Management (Delaware) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- Blackstone Holdings IV GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 209,042; shared voting power 0; sole dispositive power 209,042; shared dispositive power 0; aggregate amount beneficially owned 209,042 (0.2% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,683,405; shared voting power 0; sole dispositive power 7,683,405; shared dispositive power 0; aggregate amount beneficially owned 7,683,405 (8.2% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,683,405; shared voting power 0; sole dispositive power 7,683,405; shared dispositive power 0; aggregate amount beneficially owned 7,683,405 (8.2% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,683,405; shared voting power 0; sole dispositive power 7,683,405; shared dispositive power 0; aggregate amount beneficially owned 7,683,405 (8.2% of the class)

## Item 1. Issuer
Name of issuer: Loar Holdings Inc.
Address of issuer's principal executive offices: 20 New King Street, White Plains, NY, 10604

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) GSO Capital Opportunities Fund III LP

(ii) Blackstone Private Credit Fund

(iii) BCRED Twin Peaks LLC

(iv) GSO Barre des Ecrins Master Fund SCSp

(v) GSO Orchid Fund LP

(vi) GSO Capital Opportunities Associates III LLC

(vii) GSO Holdings I LLC

(viii) Blackstone Private Credit Strategies LLC

(ix) Blackstone Credit BDC Advisors LLC

(x) Blackstone Alternative Credit Advisors LP

(xi) GSO Orchid Associates LLC

(xii) GSO Holdings III L.L.C.

(xiii) Blackstone Europe Fund Management S.a r.l

(xiv) GSO Advisor Holdings L.L.C.

(xv) Blackstone Holdings I L.P.

(xvi) Blackstone Holdings I/II GP L.L.C.

(xvii) Blackstone Holdings IV, L.P.

(xviii) Blackstone Holdings IV GP L.P.

(xix) Blackstone Holdings IV GP Management (Delaware) L.P.

(xx) Blackstone Holdings IV GP Management L.L.C.

(xxi) Blackstone Inc.

(xxii) Blackstone Group Management L.L.C.

(xxiii) Stephen A. Schwarzman

As of June 30, 2025, GSO Capital Opportunities Fund III LP ("GSO III") directly holds 6,802,527 shares of Common Stock, par value $0.01 per share (the "Common Stock") of Loar Holdings Inc. (the "Issuer"), Blackstone Private Credit Fund ("BCRED") directly holds 545,996 shares of Common Stock, BCRED Twin Peaks LLC ("Twin Peaks") directly holds 290,246 shares of Common Stock, GSO Barre des Ecrins Master Fund SCSp ("GSO Ecrins") directly holds 125,840 shares of Common Stock and GSO Orchid Fund LP ("Orchid" and together with GSO III, BCRED, Twin Peaks and GSO Ecrins the "Blackstone Holders") directly holds 209,042 shares of Common Stock.

GSO Capital Opportunities Associates III LLC is the general partner of GSO III. GSO Holdings I L.L.C. is the managing member of GSO Capital Opportunities Associates III LLC. Twin Peaks is wholly-owned by BCRED. Blackstone Europe Fund Management S.a r.l is the manager of GSO Ecrins. GSO Orchid Associates LLC is the general partner of Orchid. GSO Holdings III L.L.C. is the sole member of GSO Orchid Associates LLC. Blackstone Holdings IV, L.P. is the sole member of GSO Holdings III L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV, L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. Blackstone Private Credit Strategies LLC is the investment manager of BCRED. Blackstone Credit BDC Advisors LLC is the subadvisor of BCRED. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC and the investment manager of Blackstone Europe Fund Management S.a r.l.

GSO Advisor Holdings L.L.C. is the special limited partner of Blackstone Alternative Credit Advisors LP with the investment and voting power over the securities beneficially owned by Blackstone Alternative Credit Advisors LP. Blackstone Holdings I L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO III and is the sole member of GSO Advisor Holdings L.L.C. and Blackstone Private Credit Strategies LLC.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings IV GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer directly held by the Blackstone Holders directly or indirectly controlled by it or him, but each (other than GSO III, BCRED, Twin Peaks, GSO Ecrins and Orchid to the extent of their respective direct holdings) disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any of the Reporting Persons (other than GSO III, BCRED, Twin Peaks, GSO Ecrins and Orchid to the extent each directly holds securities of the Issuer) is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, GSO Capital Opportunities Fund III LP directly owns 6,802,527 shares of Common Stock, Blackstone Private Credit Fund directly owns 545,996 shares of Common Stock, BCRED Twin Peaks LLC directly owns 290,246 shares of Common Stock, GSO Barre des Ecrins Master Fund SCSp directly owns 125,840 shares of Common Stock and GSO Orchid Fund LP directly owns 209,042 shares of Common Stock.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer directly held by the Blackstone Holders directly or indirectly controlled by it or him, but each (other than GSO III, BCRED, Twin Peaks, GSO Ecrins and Orchid to the extent of their respective direct holdings) disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any of the Reporting Persons (other than GSO III, BCRED, Twin Peaks, GSO Ecrins and Orchid to the extent each directly holds securities of the Issuer) is the beneficial owner of such securities for purposes of Section 13(d) of the Act or any other purpose.

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. Calculation of the percentage of shares of Common Stock beneficially owned is based on 93,556,071 shares of Common Stock outstanding as of April 30, 2025, as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Signature Blocks.
Exhibit 99.2 Joint Filing Agreement, by and among the Reporting Persons, dated as of August 8, 2025.

## Signatures
- GSO Capital Opportunities Fund III LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- Blackstone Private Credit Fund: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- BCRED Twin Peaks LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- GSO Barre des Ecrins Master Fund SCSp: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- GSO Orchid Fund LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- GSO Capital Opportunities Associates III LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- GSO Holdings I LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- Blackstone Private Credit Strategies LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- Blackstone Credit BDC Advisors LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- Blackstone Alternative Credit Advisors LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- GSO Orchid Associates LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- GSO Holdings III L.L.C.: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director, See Exhibit 99.1 (08/08/2025)
- Blackstone Europe Fund Management S.a r.l: /s/ Kim Percy, Kim Percy, Manager, See Exhibit 99.1 (08/08/2025)
- Blackstone Europe Fund Management S.a r.l: /s/ William Gilson, William Gilson, Manager, See Exhibit 99.1 (08/08/2025)
- GSO Advisor Holdings L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings IV, L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings IV GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings IV GP Management (Delaware) L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings IV GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (08/08/2025)